UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)
MODIVCARE INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

60783X104
(CUSIP Number)

Nelson Holm 301 Commerce Street, Suite 3200 Fort Worth, Texas 76102 (817) 332-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	60783X104

1	NAMES OF REPORTING PERSONS
Q GLOBAL CAPITAL MANAGEMENT, L.P. 26-4357778

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,967,098 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,967,098 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,967,098 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.77% (2) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 3.

(2)	Q Global Capital Management, L.P., has sole voting and dispositive power over the shares reported herein as the investment manager of Q5-R5 Trading, Ltd.

(3)
Calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of ModivCare, Inc. outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

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Pursuant to Rule 13d-2(a) under the Act, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends certain items of the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on November 8, 2024 (collectively, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.001 per share, of ModivCare, Inc. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety as follows:

QGCM has not expended any of its funds for purchases of the Common Stock reported herein.  QGCM, however, expended $35,650,068.11 (excluding commissions and fees) of the funds of Q5 to purchase the shares of the Common Stock reported herein (the “Shares”).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

QGCM

Because of its position as the sole investment manager of Q5, QGCM may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,967,098 shares of Common Stock, which constitutes approximately 13.77% of the 14,283,664 shares of the Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

Controlling Persons

QGA

Because of its position as the sole general partner of QGCM, QGA may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,967,098 shares of Common Stock, which constitutes approximately 13.77% of the 14,283,664 shares of the Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

RS

Because of its position as the sole manager of QGA, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,967,098 shares of Common Stock, which constitutes approximately 13.77% of the 14,283,664 shares of the Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

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Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,967,098 shares of Common Stock, which constitutes approximately 13.77% of the 14,283,664 shares of the Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

QGCM

As the sole as the sole investment manager of Q5, QGCM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,967,098 shares of the Common Stock.

Controlling Persons

QGA

As the sole general partner of QGCM, QGA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,967,098 shares of the Common Stock.

RS

As the sole manager of QGA, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,967,098 shares of the Common Stock.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,967,098 shares of the Common Stock.

(c)

During the past 60 days, the Reporting Person purchased or sold shares of Common Stock in open market as follows:

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Date	Number of Shares	Transaction Type	Price Per Share in ($) (1)	Fill Prices in ($) (2)
12/6/2024	9,210	Purchase	17.73	17.605 to 17.75
12/5/2024	32,903	Purchase	17.57	17.15 to 17.75
12/4/2024	3,352	Purchase	17.74	17.69 to 17.75
12/2/2024	1,583	Purchase	17.75	17.75
11/29/2024	198	Purchase	17.75	17.745
11/27/2024	126	Purchase	17.74	17.74 to 17.75
11/26/2024	18,057	Purchase	17.67	17.345 to 17.75
11/25/2024	4,308	Purchase	17.73	17.695 to 17.75
11/22/2024	8,113	Purchase	17.72	17.36 to 17.75
11/21/2024	10,245	Purchase	17.48	17.23 to 17.60
11/21/2024	13,412	Purchase	16.49	16.23 to 17.00
11/20/2024	51	Purchase	15.32	15.3214
11/20/2024	31,404	Purchase	15.88	15.36 to 16.35
11/19/2024	21,411	Purchase	15.59	15.4016 to 15.75
11/7/2024	24,624	Purchase	16.54	16.06 to 16.75
11/7/2024	33,567	Purchase	17.57	17.25 to 17.75
11/5/2024	11,990	Purchase	16.22	16.085 to 16.25
11/4/2024	20,927	Purchase	16.13	16.00 to 16.25
11/1/2024	33,495	Purchase	16.15	15.915 to 16.25
10/31/2024	67,728	Purchase	15.99	15.73 to 16.25
10/30/2024	38,292	Purchase	15.89	15.47 to 16.12
10/29/2024	36,212	Purchase	15.56	15.101 to 16.00
10/28/2024	25,496	Purchase	15.69	15.457 to 16.00
10/25/2024	20,556	Purchase	14.65	14.39 to 14.94

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10/24/2024	24,800	Purchase	14.36	14.067 to 14.50
10/23/2024	52,927	Purchase	14.15	13.845 to 14.50
10/22/2024	17,000	Purchase	14.61	14.4 to 14.75
10/21/2024	54,674	Purchase	14.85	14.45 to 15.20
10/18/2024	-3,100	Sale	15.87	15.82 to 15.90
10/18/2024	108,534	Purchase	16.01	15.795 to 16.25
10/17/2024	55,150	Purchase	16.27	15.95 to 16.75
10/17/2024	11,197	Purchase	17.12	16.7599 to 17.25
10/16/2024	48,832	Purchase	17.04	16.735 to 17.25
10/15/2024	24,374	Purchase	16.97	16.55 to 17.00
10/14/2024	8,696	Purchase	16.59	16.41 to 16.66
10/11/2024	14,343	Purchase	16.55	15.91 to 16.66
10/10/2024	17,735	Purchase	15.96	15.68 to 16.24

(1) The price reported in the “Price Per Share” column above excludes commission and fees.

(2) The price reported in the “Price Per Share” column above reflects the weighted average purchase price. The transaction was executed in multiple trades in prices in the range set forth in this column. The Reporting Person hereby undertakes to provide to the Securities and Exchange Commission staff, the Issuer, or a security holder of the Issuer, upon request, full information regarding the number of shares purchased at each respective price within the ranges set forth in this column.

(d)

The Reporting Person affirms that no person other than the persons named in Item 2 has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)

Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Q5 also holds $29,110,000 of the principal amount of the Issuer’s Senior Notes due in 2029.

Texas Exchange Bank, a Texas state bank, which may be considered an affiliate of the Reporting Person, holds $24,095,000 of the principal amount of the Issuer’s term loan facility.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2024
Dated

Q GLOBAL CAPITAL MANAGEMENT, L.P.

By: Q Global Advisors, LLC, its general partner

/s/ Nelson Holm
By: Nelson Holm, Assistant Secretary

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